                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person

     ARCH HILL CAPITAL N.V.
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     PARKWEG 2
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                                    (Street)

     2585 JJ'S --GRAVENHAGE
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2.   Issuer Name and Ticker or Trading Symbol


     LITHIUM TECHNOLOGY CORPORATION (LITH)
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3.   IRS or Social Security Number of Reporting Person (Voluntary)



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4.   Statement for Month/Year


     JUNE, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person

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                      Table 1 -- Non-Derivative Securities
                  Acquired, Disposed of, or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:      7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct     Nature of
                                      Transaction   Code         ------------------------------- Owned at End  (D) or     Indirect
1.                                    Date          (Instr. 8)                   (A)             of Month      Indirect   Beneficial
Title of Security                    (Month/Day/    ------------     Amount      or     Price    (Instr. 3     (I)        Ownership
(Instr. 3)                            Year)         Code     V                   (D)             and 4)        (Instr. 4) (Instr. 4)
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



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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                       9.           Owner-
                                                                                                       Number       ship
                                                                                                       of           Form
              2.                                                                                       Deriv-       of
              Conver-                    5.                              7.                            ative        Deriv-   11.
              sion                       Number of                       Title and Amount              Secur-       ative    Nature
              or                         Derivative    6.                of Underlying        8.       ities        Secur-   of
              Exer-             4.       Securities    Date              Securities           Price    Bene-        ity:     In-
              cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)     of       ficially     Direct   direct
              Price    Trans-   action   or Disposed   Expiration Date   ----------------     Deriv-   Owned        (D) or   Bene-
1.            of       action   Code     of(D)         (Month/Day/Year)            Amount     ative    at End       In-      ficial
Title of      Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or         Secur-   of           direct   Owner-
Derivative    ative    (Month/  8)       4 and 5)      Date     Expira-            Number     ity      Month        (I)      ship
Security      Secur-   Day/     ------   ------------  Exer-    tion               of         (Instr.  (Instr.      (Instr.  (Instr.
(Instr. 3)    ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares     5)       4)           4)       4)
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

Convertible                                                              COMMON
Note          $.08     6/21/02    A  V    (1)          6/21/02    (3)    STOCK     3,500,000   $0
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                                                                                                       63,422,087     D
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====================================================================================================================================

EXPLANATION OF RESPONSES:

(1)   $280,000 OF CONVERTIBLE NOTES

(2) THE CONVERTIBLE NOTES ARE REPAYABLE UPON THE ISSUANCE OF THE FOLLOWING AMOUNTS OF NEW NOTES BY LITHIUM TECHNOLOGY CORPORATION IN ANY NEW FINANCING ("NEW NOTES"): UPON THE ISSUANCE OF $6,000,000 PRINCIPAL AMOUNT OF NEW NOTES - ONE-THIRD OF THE OUTSTANDING NOTES ARE REPAYABLE; UPON THE ISSUANCE OF $7,000,000 PRINCIPAL AMOUNT OF NEW NOTES - TWO-THIRDS OF THE OUTSTANDING NOTES ARE REPAYABLE; UPON THE ISSUANCE OF $8,000,000 PRINCIPAL AMOUNT OF NEW NOTES - ALL OF THE NOTES ARE REPAYABLE. NOTWITHSTANDING THE FOREGOING, IN THE EVENT THERE IS NO CLOSING OF A FINANCING BY OCTOBER 31, 2002, ALL OUTSTANDING AMOUNTS SHALL BE DUE AND OWING ON OCTOBER 31, 2002.



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       SIGNATURE OF REPORTING PERSON                             DATE


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